Siana E. Lowrey	VIA EDGAR
T: +1 415 693 2150
slowrey@cooley.com

May 8, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel

RE:	Yelp Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 001-35444

Dear Mr. Spirgel:

On behalf of Yelp Inc. (the “Company”), we hereby confirm that the Company has received a letter from the Securities and Exchange Commission dated April 28, 2014 with respect to the above-referenced filing (the “Comment Letter”). The Company is currently reviewing the Comment Letter and respectfully requests an extension of time in which to respond to the comment set forth in the Comment Letter. The Company intends to submit a response to the Comment Letter on or before May 23, 2014.

Sincerely,

/s/ Siana E. Lowrey

Siana E. Lowrey

cc:	Robert Krolik, Yelp Inc. Laurence Wilson, Yelp Inc.
Elizabeth Donald, Yelp Inc. David Peinsipp, Cooley LLP

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